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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -----------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  ----------------


                                (AMENDMENT NO. 6)


                              QUALITY DINING, INC.
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                                (Name of Issuer)


  COMMON STOCK, WITHOUT PAR VALUE                         74756P 10 5
----------------------------------                   ---------------------------
   (Title of class of securities)                        (CUSIP number)


                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 20, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                          Continued on Following Pages
                                Page 1 of 8 Pages


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








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CUSIP No. 74756P 10 5               13D                          Page 2 of 8
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1            NAME OF REPORTING PERSON:                     NORDAHL L. BRUE

             S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON:
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS:                           00

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
             PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF                  UNITED STATES OF AMERICA
             ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF          7       SOLE VOTING POWER:                        2,586*
     SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY        8       SHARED VOTING POWER:                      0
    OWNED BY
                 ---------------------------------------------------------------
      EACH            9       SOLE DISPOSITIVE POWER:                   2,586*
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH         10      SHARED DISPOSITIVE POWER:                 0

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     2,586*
             REPORTING PERSON:

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES:
                                                                         [_]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   LESS THAN
                                                                     0.1%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------


*Represents shares which Mr. Brue holds as custodian for his minor child.

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CUSIP No. 74756P 10 5             13D                            Page 3 of 8
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 1            NAME OF REPORTING PERSON:                   MICHAEL J. DRESSELL

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                         00

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                 UNITED STATES OF AMERICA
              ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER:                   0
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:                 0
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:              0
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        0
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                    IN

--------------------------------------------------------------------------------

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CUSIP No. 74756P 10 5                  13D                          Page 4 of 8
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--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON:                 STEVEN P. SCHONBERG

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                         00

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                UNITED STATES OF AMERICA
              ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER:                 11,724
      SHARES
                   -------------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER:               0
     OWNED BY
                   -------------------------------------------------------------
       EACH             9       SOLE DISPOSITIVE POWER:            11,724
    REPORTING
                   -------------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER:          0

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY               11,724
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES:
                                                                        [_]
--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN
                                                                      0.1%
--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

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CUSIP No. 74756P 10 5               13D                        Page 5 of 8
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 1            NAME OF REPORTING PERSON:                   DAVID T. AUSTIN

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                           00

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                 UNITED STATES OF AMERICA
              ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF         7       SOLE VOTING POWER:                      3,809
      SHARES
                  --------------------------------------------------------------
   BENEFICIALLY       8       SHARED VOTING POWER:                    0
     OWNED BY
                  --------------------------------------------------------------
       EACH           9       SOLE DISPOSITIVE POWER:                 3,809
    REPORTING
                  --------------------------------------------------------------
   PERSON WITH        10      SHARED DISPOSITIVE POWER:               0

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  3,809
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_]
              SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN
                                                                       0.1%
--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

                  This Statement amends the respective Statements on Schedule 13D, as amended (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission (the "Commission") by each of Nordahl L. Brue ("Brue"), Michael J. Dressell ("Dressell"), David T. Austin ("Austin"), and Steven P. Schonberg (collectively with Brue, Dressell and Austin, the "Reporting Persons") with respect to their beneficial ownership of shares of common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"). Except as otherwise provided herein, capitalized terms used in this Statement shall have the meanings ascribed to them in the Schedule 13D prior to this amendment.


Item 4.           Purpose of Transaction.
                  ----------------------

                  On September 3, 1997, Brue and Dressell (collectively, the "Holders") entered into a Share Exchange Agreement (the "Exchange Agreement") with the Company and Bruegger's Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Bruegger's"). The transactions contemplated by the Exchange Agreement were consummated on October 20, 1997 (the "Closing"). In connection with the Closing, Brue and Dressell exchanged 4,310,740 shares of Common Stock owned by them for all of the issued and outstanding shares of capital stock of Bruegger's and Bruegger's repaid an aggregate of approximately $16 million of intercompany indebtedness owed by Bruegger's to the Company and Bruegger's issued to the Company a subordinated promissory note in the original principal amount of $10 million (the "Subordinated Promissory Note"), which bears interest at the rate of 12% per annum and matures and becomes payable on October 20, 2004. In addition, on October 20, 1997, pursuant to an Agreement and Plan of Merger, dated as of September 3, 1997 (the "Subsidiaries Merger Agreement"), among the Company, Bagel Disposition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("BDC") and LETHE LLC, a Delaware limited liability company established by the Holders and certain of their affiliates ("LETHE"), BDC merged with and into LETHE (the "Merger"). Pursuant to the Subsidiaries Merger Agreement, prior to the Merger, Best Bagels, Inc., Bagel Acquisition Corporation, Mohold Franchise Corporation and Mohold, Inc., each a subsidiary of the Company engaged in the Bagel Business, merged with and into BDC so that, pursuant to the Merger, LETHE acquired and succeeded to the respective business of each of such companies. In consideration of the Merger, LETHE paid to the Company an aggregate of $4 million in cash.

                  Brue, Dressell and Austin resigned from the Board of Directors of the Company effective October 20, 1997

                  Except as amended hereby, the Schedule 13D as in effect prior to this amendment remains unchanged.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Except as amended hereby, the information set forth in Item 5 of the Schedule 13D remains unchanged.

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned, in the aggregate, 18,119 shares of the Company's Common Stock, constituting approximately 0.1% of the outstanding shares.

                  (b) Brue has sole voting and dispositive power with respect to the 2,586 shares of the Company's Common Stock which he holds as custodian for his minor child. This number constitutes less than 0.1% of the outstanding shares. Dressell does not have voting or dispositive power with respect to any shares of the Company's Common Stock. Schonberg has sole voting and dispositive power with respect to the 11,724 shares of the Company's Common Stock, which constitutes less than 0.1% of the outstanding shares. Austin has sole voting and dispositive power with respect to the 3,809 shares of the Company's Common Stock, which constitutes less than 0.1% of the outstanding shares.

                  (c) The information set forth in response to Item 4 above is incorporated herein by reference. Except as set forth in Item 4, no transactions in the Company's Common Stock were effected by the Reporting Persons since the last filing on Schedule 13D.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares of the Company's Common Stock.

                  (e) On October 30, 1997, as a result of the Exchange Agreement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 1997


                                         By: /s/ Nordahl L. Brue
                                                 -------------------------
                                                 Nordahl L. Brue

                                         By: /s/ Michael J. Dressell
                                                 -------------------------
                                                 Michael J. Dressell

                                         By: /s/ Steven P. Schonberg
                                                 -------------------------
                                                 Steven P. Schonberg

                                         By: /s/ David T. Austin
                                                 -------------------------
                                                 David T. Austin

NYFS08...:\68\31468\0003\1867\SCH0217T.55A